 Exhibit 99.1

News Release
B2Gold Announces a Substantial Increase in the Gold Mineral Resource Estimate for the Fekola

Mine and Positive Results from the Ongoing Fekola Mill Expansion Study

(Fekola Mine Ownership: 80% B2Gold, 20% State of Mali)

Vancouver, October 25, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") announces a substantial increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study. The new increased Mineral Resource and the positive results, to date, from the Fekola mill expansion study indicate the potential to increase mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure.

Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), B2Gold is pleased to report an updated Indicated Mineral Resource estimate of 92,810,000 tonnes at 1.92 grams per tonne ("g/t") gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine located in southwestern Mali. Mineral Resources are reported within a pit shell using a $1,400/ounce gold price and above a cutoff of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource (see table and longitudinal section below).

In addition, pit shells were run using a gold price of $1,250/ounce and demonstrate Fekola’s resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and Inferred Mineral Resources of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold (see table and longitudinal section below).

The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north (see attached longitudinal section). Exploration drill results further north of the new resource pit boundary demonstrate that gold mineralization continues to the north, and remains open, indicating the potential to further expand Mineral Resources with additional drilling.

Fekola Expanded Mine Plan and Mill Expansion Study

The B2Gold operations team is currently designing a new mine plan based on the new Fekola Mineral Resource estimate, to establish new Probable Mineral Reserves. In conjunction, an engineering study is underway to evaluate the Fekola mill expansion potential along with the evaluation of larger mining fleet options. Current mill production rates have been averaging approximately 5.5 million tonnes per annum ("Mtpa") during 2018. The expansion study is focused on expanding mill throughput to 7.5 Mtpa. The economics of this case will be compared to a baseline throughput of 5.5 Mtpa to 6.0 Mtpa. Given the capacity of the Fekola primary crusher, SAG mill and ball mill, and engineering work to date, the 7.5 Mtpa throughput can be achieved with an upgrade of the existing ball mill circuit. Additional process equipment upgrades will be required, which are being determined in the expansion study along with capital and operating cost estimates.

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The expansion study is being carried out by the same Lycopodium-Brisbane and B2Gold technical team which performed the prior engineering/design work for the current Fekola mill and infrastructure. The study is expected to be completed by year-end 2018 and the results will feed into the overall mine/mill expansion evaluation to optimize the economics of the significantly larger, new Fekola Mineral Resource. A technical report will be written once the expansion study is completed.

As part of the expansion study, the Fekola mill ran a 5-day campaign of 1.1 g/t gold ore in early October to evaluate gold recovery on low-grade material for long-term planning purposes. The recovery for the 5-day period was 92.7% which was 1.4% higher than the model predicted recovery from feasibility metallurgical test work. The gold recovery for the low-grade ore was very encouraging, especially with the very high mill throughput over the test period, which was significantly above design throughput.

Mineral Resources

Mineral Resources within a pit shell run at a gold price of $1,400/ounce, gold grade cutoff of 0.6 g/t.

Deposit	Resource Class	Tonnes (t)	Gold Grade (g/t gold)	Contained Gold Ounces (oz)
Fekola	Indicated	89,620,000	1.89	5,444,000
	Indicated-ROM Stockpiles	3,190,000	2.79	287,000
	Total Indicated	92,810,000	1.92	5,730,000

Fekola	Inferred	26,500,000	1.61	1,370,000

Sensitivity Case to Mineral Resources within a pit shell run at a gold price of $1,250/ounce, gold grade cutoff of 0.6 g/t.

Deposit	Resource Class	Tonnes (t)	Gold Grade (g/t)	Contained Gold Ounces (oz)
Fekola	Indicated	87,480,000	1.91	5,381,000
	Indicated- ROM Stockpiles	3,190,000	2.79	287,000
	Total Indicated	90,670,000	1.94	5,667,000

Fekola	Inferred	16,620,000	1.58	844,000

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Mineral Resource and sensitivity case Table Notes:

1.	Fekola Mineral Resources and Fekola Mineral Resource sensitivity case are reported inclusive of Mineral Reserves, within a pit shell generated at a gold price of $1,400/ounce and $1,250/ounce, respectively, above a cutoff grade of 0.6 g/t gold and below topography dated December 31, 2017. An average gold recovery of 94.5%, pit slope parameters of 41 degrees in fresh material and 34 degrees in weathered material were used. Costs used for pit generation include a mining cost of US$2.00/tonne mined, processing cost of US$14.50/ore tonne, and G&A cost of US$4.50/ ore tonne. The updated Mineral Resource model has an effective date of September 1, 2018, and is current as of December 31, 2017.

2.	The Mineral Resource and sensitivity case are inclusive of Fekola Mine production of 333,788 ounces of gold between December 31, 2017, and September 30, 2018.

3.	Resources reported here are at 100% ownership basis, the Company has an 80% attributable ownership. B2Gold owns 80% of Fekola SA while the State of Mali owns 20%.

4.	The Mineral Resource and sensitivity case update were prepared in-house by B2Gold. Three-dimensional mineralization domain models were built, the geometries of which are strongly supported by models of stratigraphy and high strain zones which are derived from oriented drill core logging. Tight, asymmetric folds and shear zones are the primary controls on mineralization.

5.	Assays were capped differently for each of the three mineralization domains, capping thresholds used are 1.5 g/t, 5 g/t and 30 g/t. Gold assays were capped prior to compositing to 2 metres. Grades were estimated into the block model using Ordinary Kriging (OK) with searches dynamically controlled along mineralization zone directions. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Indicated resources approximate 50x50 metre drill centers and Inferred Resources were drilled at approximately 80x100 metre centers.

6.	A total of 14,266 bulk density measurements using the water-displacement method on air-dried fresh core samples were completed at the project site. Density variability for unweathered rock is very low, so for tonnage and metal estimates, densities were assigned based on averages by mineralization domain, waste and regolith.

7.	Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Ongoing Exploration

For the remainder of 2018, exploration drilling will continue to the immediate north and west of Fekola, and at the Anaconda zones approximately 20 km from Fekola. In 2019, the Company plans to continue its successful drilling to convert Fekola’s Inferred Resources to Reserves, further explore through drilling the potential to the north and west of Fekola, and continue drilling at and beneath the Anaconda saprolite zone.

In June 2017, the Company previously released an Inferred Mineral Resource estimate containing 767,000 ounces of gold at 1.1 g/t at Anaconda in near-surface mineralization. Additional metallurgical testwork and engineering studies are being carried out on Anaconda towards evaluating the potential for a standalone oxide mine.

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The Company will release more 2018 exploration results from these zones in November, in conjunction with the third quarter financial results.

B2Gold’s in-house construction team completed construction of the Fekola Mine in September 2017 and the Company declared commercial production in December 2017, four months ahead of schedule. In 2018, the Fekola Mine is projected to produce between 420,000 and 430,000 ounces of gold with cash operating costs (see Non-IFRS Measures) estimated between $345 and $390/ounce and all-in sustaining costs ("AISC") (see Non-IFRS Measures) estimated between $575 and $625/ounce.

QA/QC on Sample Collection and Assaying

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali, and Bureau Veritas Laboratories in Abidjan, Cote d'Ivoire. Periodically, exploration samples will be analyzed at the Fekola Mine Lab. At each lab, samples are prepared and analyzed using 50g fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control ("QA/QC") procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control protocols.

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About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world’s new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, new Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 920,000 and 960,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550/ounce, and consolidated AISC are projected to be between $780 and $830/ounce.

Qualified Persons

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

On Behalf of B2GOLD CORP.
"Clive Johnson"	"Tom Garagan"
President & Chief Executive Officer	Senior Vice President, Exploration

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

All amounts in this news release are expressed in United States dollars, unless otherwise stated.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold continuing infill drilling to convert inferred resources to indicated and the timing thereof; the release of more 2018 exploration results from drilling to the north and the west of Fekola and the Anaconda Zones, and the timing thereof; the economics of expanding the Fekola Mine mill throughput of 7.5 Mtpa being compared to a baseline throughput of 6.0 Mtpa; the 7.5 Mtpa throughput being achievable with an upgrade of the existing ball mill circuit given the overcapacity of the Fekola primary crusher, sag mill and ball mill and engineering work to date; additional process equipment upgrades being required and such upgrades being determined in the expansion study along with capital and operating cost estimates; the timing of completion of the expansion study; the results of the expansion study feeding into the overall mine/mill expansion evaluation to exploit the significantly larger new Fekola gold resource; and exploration samples being periodically analyzed at the Fekola Mine Lab. Estimates of mineral resources and reserves, including the new mineral resource estimate at Fekola, are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; the uncertainty about; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold’s most recent Annual Information Form, B2Gold’s current Annual Report on Form 40-F and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

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B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "probable mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.